No. 812-14016

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE ACT

HMS Income Fund, Inc., HMS Adviser LP

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

(888) 220-6121

Main Street Capital Corporation, Main Street Capital Partners, LLC,

Main Street Mezzanine Fund, LP, Main Street Capital II, LP,

Main Street Equity Interests, Inc., MSCII Equity Interests, LLC, MSC Adviser I, LLC

1300 Post Oak Boulevard, Suite 800
Houston, Texas 77056
(713) 350-6000

 All Communications, Notices and Orders to:

Sherri W. Schugart

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Fax: (713) 966-7851

Copies to:
John A. Good, Esq. Morrison & Foerster LLP 2000 Pennsylvania Ave., N.W. Suite 6000 Washington, D.C. 20006 Tel: (202) 778-1655 Fax: (202) 785-7567	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 383-0100 Fax: (202) 637-3593

February 24, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

HMS INCOME FUND, INC. AND

HMS ADVISER LP

2800 POST OAK BOULEVARD, SUITE 5000

HOUSTON, TEXAS 77056-6118

(888) 220-6121

AND

MAIN STREET CAPITAL CORPORATION,

MAIN STREET CAPITAL PARTNERS, LLC,

MAIN STREET MEZZANINE FUND, LP,

MAIN STREET CAPITAL II, LP ,

MAIN STREET EQUITY INTERESTS, INC. AND

MSCII EQUITY INTERESTS, LLC, MSC ADVISER I, LLC

1300 POST OAK BOULEVARD, SUITE 800

HOUSTON, TEXAS 77056

(713) 350-6000

File No. 812-14016

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 5 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION

57(i) OF THE INVESTMENT COMPANY

ACT OF 1940 AND RULE 17d-1 UNDER

THE ACT TO PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 57(a)(4) OF

THE ACT AND RULE 17d-l UNDER THE

ACT.

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act:

•	HMS Income Fund, Inc. (the “Company”);

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	HMS Adviser LP, the Company’s investment adviser (“HMS Adviser”)[2];

•	Main Street Capital Corporation (“MSCC” and, together with the Company, the “Investing BDCs”);

•	Main Street Capital Partners, LLC, a wholly-owned subsidiary of MSCC (“Partners”);

•	MSC Adviser I, LLC, a wholly-owned subsidiary of MSCC and the Company’s investment sub-adviser (“HMS Sub-Adviser”);

•	Main Street Mezzanine Fund, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund I”), Main Street Capital II, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund II” and, together with SBIC Fund I, the “SBIC Funds”), MSCII Equity Interests, LLC, a wholly-owned subsidiary of SBIC Fund II, and Main Street Equity Interests, Inc., a wholly-owned subsidiary of MSCC (each, including the SBIC Funds, a Wholly-Owned Investment Subsidiary, as defined below, of MSCC) (the Company, HMS Adviser, MSCC, Partners, HMS Sub-Adviser, and the SBIC Funds are hereinafter referred to collectively as the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow the Company, on one hand, and MSCC, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” means any transaction in which the Company (or a Wholly-Owned Investment Subsidiary of the Company) participated together with MSCC (or a Wholly-Owned Investment Subsidiary of MSCC) in reliance on the Order. A “Potential Co-Investment Transaction” means any investment opportunity in which the Company (or a Wholly-Owned Investment Subsidiary of the Company) and MSCC (or a Wholly-Owned Investment Subsidiary of MSCC) could not participate together without obtaining and relying on the Order.

Each Investing BDC may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Investing BDC (or in the case of a SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (b) that is wholly-owned by the Investing BDC (with the Investing BDC at all times, directly or indirectly, holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Investing BDC Board (as defined below) has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; and (d) that is an entity

2 The term “Adviser” means, with respect to the Company, HMS Adviser and HMS Sub-Adviser (as defined below), and, with respect to MSCC, an internally-managed business development company, MSCC and Partners (as defined below), and, in each case, any other investment adviser to an Investing BDC.

that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. For purposes of this Application, a “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

A Wholly-Owned Investment Subsidiary of an Investing BDC would be prohibited from investing in a Co-Investment Transaction with the other Investing BDC (or its Wholly-Owned Investment Subsidiaries) because it would be a company controlled by the Investing BDC for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of an Investing BDC and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Investing BDC were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Investing BDC’s investments and, therefore, no conflicts of interest could arise between the Investing BDC and the Wholly-Owned Investment Subsidiary. The Investing BDC Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Investing BDC Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Investing BDC’s place. If an Investing BDC proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Investing BDC Board will also be informed of, and take into consideration, the relative participation of the Investing BDC and the Wholly-Owned Investment Subsidiary.

All existing entities that currently intend to rely upon the requested Order have been named as the Applicants. The Order sought by this Application would supersede the previous co-investment order issued to MSCC.3 Any entity that relies on the Order in the future will comply with its terms and conditions.

I.     GENERAL DESCRIPTION OF APPLICANTS

A.   The Company

The Company was organized under the General Corporation Law of the State of Maryland on November 28, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, the Company elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for its 2012 tax year and intends to continue to make such election in the future. The Company’s

3 Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice) (the “Existing Order”).

principal place of business is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

As more fully described in the Registration Statement (as defined below), on December 12, 2011, the Company’s predecessor-in-interest, HMS Income LLC, purchased from MSCC and certain of its affiliates an investment portfolio consisting of debt securities valued at approximately $16.5 million (the “Initial Portfolio”). The Company succeeded to the Initial Portfolio by virtue of the merger of HMS Income LLC with and into the Company, which merger was consummated prior to the Company’s election to be treated as a business development company. Because the merger and the acquisition of the Initial Portfolio occurred prior to the Company’s election to be treated as a business development company, neither transaction was subject to regulation by the 1940 Act. Additionally, in connection with the acquisition of the Initial Portfolio, MSCC and an affiliate of the Company’s sponsor (the “Hines Investor”) entered into a letter agreement pursuant to which the Hines Investor received the right to sell to MSCC up to one-third of its equity interest in the Company at a price per share equal to the then-current price of the Company’s common stock to the public in the offering (less the selling commissions and dealer manager fee of 10%) at the time of exercise of such right. The Hines Investor may exercise such right from time to time, in whole or in part, subject only to the condition that immediately following MSCC’s purchase, MSCC’s ownership would not exceed the limits on investment company ownership of other investment companies, as set forth in Section 12 of the 1940 Act. As of the date hereof, the Hines Investor has not exercised such right under the letter agreement. In the event that Hines Investor were to exercise such right, and such exercise would not contravene the provisions of the 1940 Act, such transaction would be outside of the scope of this Application.

On December 16, 2011, in connection with its initial public offering of common stock, the Company filed a registration statement on Form N-2, Registration No. 333-178548 (the “Registration Statement”). The Company subsequently filed multiple amendments to the Registration Statement to, among other things, update the information contained therein. On May 31, 2012, the Company filed a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A. The Registration Statement was declared effective on June 4, 2012. Also, on May 31, 2012, the Company filed a registration statement on Form 8-A to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.

The Company currently has a five-member board of directors (collectively, the “Company Board”) of which a majority are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (for any board of directors, the “Independent Directors”), of the Company. No Independent Director will have a financial interest in any Co-Investment Transaction.

The Company’s primary investment objective is to generate current income through debt and equity investments. A secondary objective is to generate long-term capital appreciation through such investments. The Company will seek to accomplish these objectives by investing in (1) customized direct secured and unsecured loans to, and equity securities of, lower middle market companies, which we refer to in this Application as customized lower middle market securities, and (2) senior secured and second lien debt securities issued by middle market companies in private placements and negotiated transactions, which securities are traded in private over-the-counter markets for institutional investors and are referred to in this Application as over-the-counter debt securities. The Company defines middle market companies as those with annual revenues generally between $10 million and $3 billion that operate in diverse industries. The Company defines lower middle market companies as companies with annual revenues generally between $10 million and $150 million. In most cases, companies that issue customized lower middle market securities to the Company will be privately held at the time the Company invests in them. While the structure of the Company’s investments in customized lower middle market securities in which it invests is likely to vary, the Company may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. Additionally, the Company will make other investments as allowed by the 1940 Act and consistent with its intention to qualify as a RIC.

B.     HMS Adviser

The Company is managed by HMS Adviser, which is a Texas limited partnership. HMS Adviser is registered as an investment adviser under the Advisers Act. Under the terms of the investment advisory and administrative services agreement between the Company and HMS Adviser (as amended from time to time, the “Advisory Agreement”), HMS Adviser, among other things: (i) determines the composition and allocation of the Company’s investment portfolio, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Company makes; (iii) executes and closes the acquisition of, and monitors and services, the Company’s investments; (iv) determines the securities and other assets that the Company will purchase, retain, or sell; (v) performs due diligence on prospective investments and portfolio companies; (vi) provides the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably request or require for the investment of the Company’s funds; and (vii) provides significant managerial assistance to those portfolio companies to which the Company is required as a business development company to provide such assistance under the 1940 Act, including utilizing appropriate personnel of HMS Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation. The Advisory Agreement permits HMS Adviser to delegate some or all of its responsibilities to a sub-adviser except approval of investments. All investment decisions made by HMS Adviser require the approval of its investment committee. No employee or representative of MSCC, Partners or HMS Sub-Adviser serves or will serve on the investment committee of HMS Adviser, and HMS

Adviser and its investment committee are in all other respects completely independent of MSCC, Partners, and HMS Sub-Adviser.

C.     MSCC

MSCC was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. In addition, MSCC has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. MSCC has a six-member board of directors (collectively, the “MSCC Board”)4, of which five members are Independent Directors. As discussed below, all of MSCC’s and its subsidiaries’ personnel (the “MSCC Employees”), including all investment professionals, are employed by Partners, a wholly-owned subsidiary of MSCC.

MSCC’s common stock is registered under Section 12(b) of the 1934 Act. Accordingly, MSCC is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. MSCC’s common stock trades on the New York Stock Exchange under the ticker symbol “MAIN.”

MSCC is a principal investment firm that provides long-term debt and equity capital to lower middle market companies and debt capital to middle market companies. MSCC’s portfolio investments are typically made to support management buyouts, recapitalizations, growth financings, refinancings and acquisitions of companies that operate in diverse industry sectors. MSCC seeks to partner with entrepreneurs, business owners and management teams and generally provides “one stop” financing alternatives within its lower middle market portfolio. MSCC’s lower middle market companies generally have annual revenues between $10 million and $150 million. MSCC’s middle market debt investments are made in businesses that are generally larger in size than its lower middle market portfolio companies. As of September 30, 2013, MSCC had debt and equity portfolio investments with an aggregate fair value of $1.2 billion, including investments in customized lower middle market securities with an aggregate fair value of approximately $635.8 million in 62 portfolio companies and investments in securities issued by middle market companies with an aggregate fair value of approximately $391.1 million in 83 portfolio companies. MSCC’s principal place of business is 1300 Post Oak Boulevard, Suite 800, Houston, TX 77056.

D.     Partners

Partners, a wholly-owned subsidiary of MSCC, was formed in October 2002 and acquired by MSCC in October 2007 in connection with MSCC’s initial public offering. All of the MSCC Employees are employed by Partners, including all investment professionals. The MSCC Employees perform all of the day to day functions and activities of MSCC and its subsidiaries, including HMS Sub-Adviser. As such, the same investment

4 As used in this Application, the term “Investing BDC Board” means the board of directors of an Investing BDC (i.e., the Company Board or the MSCC Board, as applicable).

professionals who advise MSCC and its Wholly-Owned Investment Subsidiaries also sub-advise the Company through HMS Sub-Adviser. The MSCC Employees are supervised by the MSCC Board, and when they are acting as investment professionals for HMS Sub-Adviser, they are supervised by HMS Sub-Adviser consistent with the policies and procedures adopted by HMS Sub-Adviser in accordance with the Advisers Act. The MSCC Employees are subject to the policies and procedures of MSCC and HMS Sub-Adviser, including, with respect to MSCC, those required by Rule 38a-1 and Section 57(h) of the 1940 Act and, with respect to HMS Sub-Adviser, those required by Rule 206(4)-7 of the Advisers Act.

E.     HMS Sub-Adviser

HMS Sub-Adviser, a wholly-owned subsidiary of MSCC,5 was formed in November 2013. HMS Sub-Adviser is registered as an investment adviser under the Advisers Act. As discussed above, all persons who serve as investment professionals for HMS Sub-Adviser are MSCC Employees who are employed by Partners and supervised by HMS Sub-Adviser.

HMS Sub-Adviser acts as the Company’s investment sub-adviser pursuant to the sub-advisory agreement among the Company, HMS Adviser, MSCC and HMS Sub-Adviser (as amended from time to time, the “Sub-Advisory Agreement”) and is not otherwise affiliated with the Company or HMS Adviser. Pursuant to the Sub-Advisory Agreement, HMS Sub-Adviser: (i) makes recommendations to HMS Adviser as to the allocation of the Company’s investment portfolio among various types of securities, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates, recommends to HMS Adviser, and, if approved by HMS Adviser, negotiates the structure and terms of the investments the Company makes; (iii) assists HMS Adviser in executing and closing the acquisition and disposition of the Company’s investments; (iv) makes recommendations to HMS Adviser with respect to the securities and other assets that the Company will purchase, retain, or sell; (v) monitors the Company’s investment portfolio and make recommendations regarding ongoing portfolio management; and (vi) performs, or causes to be performed, due diligence procedures and provide due diligence information on prospective investments. While HMS Sub-Adviser will be primarily responsible for initially identifying, evaluating, negotiating and structuring the Company’s prospective investments, HMS Adviser has exclusive responsibility for approving the acquisition and disposition of the Company’s investments, subject to the approval requirements by the Eligible Directors (as hereinafter defined) of the Company Board with respect to Co-Investment Transactions subject in each case to the oversight of the Company Board.

5 MSCC has requested and obtained no-action relief from the Division of Investment Management so that it may be permitted to own HMS Sub-Adviser. See Main Street Capital Corporation, SEC No-Action Letter (Nov. 7, 2013).

F.      SBIC Funds

MSCC directly owns 99.6% of SBIC Fund I in the form of limited partnership interests. Main Street Mezzanine Management, LLC (the “General Partner”), which is a wholly-owned subsidiary of MSCC, owns 0.4% of SBIC Fund I in the form of a general partnership interest.

SBIC Fund I was organized as a limited partnership under the laws of the state of Delaware on June 30, 2002, and received its license from the U.S. Small Business Administration (the “SBA”) on September 30, 2002 to operate as a small business investment company. Since SBIC Fund I’s inception, the General Partner has been the general partner of SBIC Fund I, and Partners has acted as SBIC Fund I’s manager and investment adviser. SBIC Fund I is not registered under the 1940 Act because it relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the 1940 Act.

MSCC directly owns 99.6% of SBIC Fund II in the form of limited partnership interests. Main Street Capital II GP, LLC (“MSIIGP”), which is a wholly-owned subsidiary of MSCC, owns 0.4% of SBIC Fund II in the form of a general partnership interest.

SBIC Fund II was organized as a limited partnership under the laws of the state of Delaware on June 30, 2005, and received its license from the SBA on January 19, 2006 to operate as a small business investment company. Thus, it is subject to the same regulatory scheme as SBIC Fund I. Since SBIC Fund II’s inception, MSIIGP has been the general partner of SBIC Fund II, and Partners has acted as SBIC Fund II’s manager and investment adviser. Like SBIC Fund I, SBIC Fund II relies on Section 3(c)(7) for an exclusion from the definition of “investment company” under the 1940 Act.

II.   PROPOSED RELIEF FOR CO-INVESTMENT TRANSACTIONS BY THE COMPANY AND MSCC

A.   Mechanics of the Co-Investment Program

As previously described, HMS Adviser serves as the Company’s investment adviser and administrator, and HMS Sub-Adviser serves as the Company’s sub-adviser. In these roles, HMS Adviser is responsible for the overall management of the Company’s activities, and HMS Sub-Adviser is responsible for the day-to-day management of the Company’s investment portfolio, in each case consistent with their fiduciary duties. HMS Adviser provides its investment advisory services and administrative services under the Advisory Agreement. HMS Sub-Adviser provides its investment advisory services under the Sub-Advisory Agreement. Importantly, the relationship between HMS Adviser and HMS Sub-Adviser is arm’s length, and HMS Sub-Adviser may withdraw on 120 days’ written notice.6 Although HMS Sub-Adviser will identify, determine the appropriateness of and recommend investments for the Company, the Sub-Advisory Agreement requires that, prior to any investment by the Company, HMS Sub-Adviser must present to HMS

6 The Sub-Advisory Agreement may also be terminated by the Company through its board of directors or a vote of its stockholders in accordance with Section 15(a) of the 1940 Act.

Adviser each investment that HMS Sub-Adviser determines is appropriate for, and seeks to recommend to, the Company, and HMS Adviser has the authority to approve or reject all investments proposed for the Company by HMS Sub-Adviser. Through this authority to approve or reject any investment proposed by HMS Sub-Adviser, HMS Adviser will have ultimate authority with respect to the Company’s investments, subject in each case to the oversight of the Company Board.

HMS Sub-Adviser and MSCC will generally originate and independently analyze the appropriateness of investments by the Company and MSCC, respectively. The Applicants expect that almost all investments that are appropriate investments for the Company should also be appropriate investments for MSCC, and vice versa, with limited exceptions based on Available Capital7, diversification, investment size, borrower and sponsor limitations and other relevant factors.

For each Potential Co-Investment Transaction that HMS Sub-Adviser determines is an appropriate investment for the Company, HMS Sub-Adviser shall provide to HMS Adviser, in advance, information about such transaction, and shall propose an allocation for the Company for such transaction, which proposed allocation to the Company may be from 0% to 100% or anything in between, subject to the approval requirements by the Eligible Directors (as hereinafter defined) of the Company with respect to each Co-Investment Transaction. HMS Adviser shall then evaluate whether the Potential Co-Investment Transaction fits within the Company’s Objectives and Strategies, is appropriate from a size and risk standpoint based on the Company’s Available Capital, is appropriately structured for co-investment by the Company and has undergone sufficient due diligence to justify approval by HMS Adviser. If HMS Adviser independently determines that the Potential Co-Investment as proposed by HMS Sub-Adviser (including the proposed allocation between the Company and MSCC) is an appropriate investment for the Company, HMS Adviser will present the Potential Co-Investment Transaction to the Eligible Directors (as defined below) of the Company Board for their approval, as discussed below.

While it is currently anticipated that substantially all origination and evaluation of Potential Co-Investment Transactions will be conducted by HMS Sub-Adviser or MSCC, nothing in the Advisory Agreement or the Sub-Advisory Agreement precludes HMS Adviser from independently identifying and evaluating a Potential Co-Investment Transaction. While the parties to this Application respectfully submit that it is unlikely that HMS Adviser will independently identify and evaluate transactions, in the event it does so, HMS Adviser will follow the same process for approval of Co-Investment Transactions as required to be followed by HMS Sub-Adviser hereunder. Neither Investing BDC will be obligated to invest, or co-invest, when investment opportunities are referred to them.

 7 “Available Capital” refers to the liquid assets not held for permanent investment, including bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction, cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes.

For any Potential Co-Investment Transaction, the applicable Adviser will present the investment opportunity and the proposed allocation to the directors eligible to vote under section 57(o) of the 1940 Act (“Eligible Directors”) of each Investing BDC prior to any actual investment by an Investing BDC. A Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of section 57(o) of the 1940 Act (“Required Majority”) of each Investing BDC. In determining whether to approve or disapprove a Potential Co-Investment Transaction, including the proposed allocation, each of the Investing BDC Boards will consider factors such as Available Capital, market conditions, regulatory, tax or legal considerations, transaction size, diversification, the originating party, investment concentrations and preferences, borrower and sponsor limitations and such other factors deemed relevant by the Investing BDC Boards. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any related portfolio company, other than through an interest (if any) in the securities of the Investing BDC.

To allow for an independent review of co-investment activities, the Board of each Investing BDC will receive, on a quarterly basis, a record of all investments made by the other Investing BDC during the preceding quarter that: (1) were consistent with the applicable Investing BDC’s then-current Objectives and Strategies, and (2) were made available to the Investing BDC but were determined to not be appropriate for such Investing BDC by its respective Adviser. This record will include an explanation of why such investment was determined to not be appropriate for such Investing BDC.

All subsequent activity (i.e. exits or follow-on investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to one Investing BDC’s purchase be the same as those applicable to the purchase by the other Investing BDC.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, an Investing BDC may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority of the Investing BDC, if, among other things: (i) the proposed participation of each Investing BDC in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Investing BDC’s Board has approved the Investing BDC’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Investing BDC. If the Investing BDC’s Board does not so approve, any such disposition or follow-on investment will be submitted to the Investing BDC’s Eligible Directors. The Investing BDC’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors of the Investing BDC.

B.     Reasons for Co-Investing

The business development company structure was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital. Simultaneously, the market turbulence has created more opportunities for MSCC to make investments consistent with its investment objectives, allowing MSCC to focus on transactions where its competitive advantages are strongest and to potentially make larger investments. Allowing the Company and MSCC to participate in the Co-Investment Program would allow (1) MSCC to pursue larger investments with greater diversity because it would have greater access to capital, (2) MSCC to negotiate more attractive investment terms because it would be able to commit more capital to investment transactions, (3) MSCC to earn additional management and incentive fees by leveraging its investment platform, (4) the Company to benefit from MSCC’s due diligence review of potential investments with the knowledge that MSCC is approaching such due diligence as a principal rather than as an agent acting only for the Company as a sub-adviser (through HMS Sub-Adviser), (5) the Company to benefit from MSCC’s established investment sourcing network, and (6) the Company to take advantage of the benefits inherent in larger investments, such as greater diversity, more favorable terms and, potentially, the reduced risk that comes with investing in larger companies, all of which is of potential benefit to the Company’s stockholders.

In addition, increasing the opportunities available to the Company and MSCC with a co-investment structure would generate greater deal flow, broaden the market relationships of the Company and MSCC, and posture them to make the most attractive risk-adjusted investments and optimize performance of their portfolios. Enhanced selectivity and more favorable deal terms and structure could all potentially create enhanced value for stockholders of the Company and MSCC without exposing them to the types of abuses sought to be remedied by Section 57(a).

In addition, the Code imposes diversification requirements on companies, such as the Company and MSCC, that seek certain favorable tax treatment as RICs under Subchapter M of the Code. Consequently, in some circumstances, the Company and/or MSCC might not be able to commit to the entire amount of financing sought by a potential portfolio company. In such cases, the prospective portfolio companies would likely reject an offer of funding by MSCC due to its inability to commit the full amount of financing required by the prospective portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Company and MSCC and allow them to be more selective in choosing their investments so that they can pursue the most attractive risk-adjusted investments and optimize their portfolios while at the same time meeting the requirements for taxation as a RIC. Enhanced selectivity and more favorable deal terms and structure would also likely lead to closer relationships between each of the Investing BDCs and their respective portfolio companies, all of which should create enhanced value for the Investing BDCs and their respective stockholders.

The Company Board believes that HMS Sub-Adviser, which is led by a team of dedicated and experienced investment professionals, as a wholly-owned subsidiary of MSCC, is able to leverage MSCC’s current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide the Company with attractive investment opportunities. The investment professionals of MSCC include a unique group of professionals with over 100 years of collective investment experience. These investment professionals have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies, and currently include nine certified public accountants and four chartered financial analysts. The Company and HMS Adviser expect to leverage MSCC’s investment professionals’ expertise in analyzing, valuing, structuring, negotiating and closing transactions to offer customized financing solutions to lower middle market and middle market companies. The sub-advisory relationship with HMS Sub-Adviser will afford the Company access to an established source of proprietary deal flow, which the Company and HMS Adviser believe represents a significant competitive advantage to the Company, and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. Additionally, MSCC will benefit from leveraging its investment platform at HMS Sub-Adviser, a wholly-owned subsidiary of MSCC, by earning additional management and incentive fees pursuant to the Sub-Advisory Agreement by reason of the Company’s participation in the Co-Investment Program. Thus, the Applicants believe that it will be advantageous for the Company and MSCC to co-invest with one another.

The ability to co-invest on the terms and conditions outlined in this Application would give the Investing BDCs greater flexibility to pursue attractive investments and greater diversity than would otherwise have been unavailable to either of the Investing BDCs alone. The Investing BDCs’ compliance with the conditions set out in this Application including, without limitation, the requirement that each Co-Investment Transaction be approved by a Required Majority of each Investing BDC Board, ensures that all such Potential Co-Investment Transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by each of the Investing BDCs not “on a basis different from or less advantageous than that of other participants” while, in-turn, potentially benefiting the Investing BDCs’ stockholders. The Co-Investment Program will be effected only if a Required Majority of each Investing BDC determines that it would be advantageous for the Investing BDC to invest in accordance with the Co-Investment Program, including for the reasons discussed above.

As discussed above, although HMS Sub-Adviser will be responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments, recommending investments to HMS Adviser and negotiating and structuring the Company’s investments, HMS Adviser will oversee all investment activities and will be ultimately responsible for making all investment decisions with respect to the Company’s investment portfolio. Given the absence of MSCC’s or HMS Sub-Adviser’s authority to bind the Company, on one hand, and the absence of an incentive on HMS Adviser’s part to place the interests of MSCC above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, HMS Sub-Adviser is not controlled or managed by insiders of the Company or HMS Adviser and has no authority or ability to bind the Company. Rather, in this instance, HMS Sub-Adviser recommends to HMS Adviser available investment opportunities on behalf of the Company. Thus, HMS Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by HMS Sub-Adviser. Importantly, this fact considered in concert with the requirement of independent approval of each Co-Investment Transaction by the Required Majority of both of the Investing BDC Boards makes the co-investment relief requested by this Application unique among the requests for co-investment relief that the Staff has approved and should make the approval of this Application and the Order infinitely easier than previously approved co-investment applications given the absence of a conflict of interest by the investment adviser (i.e., HMS Adviser) that has the final approval right with respect to investments made by the Company.

C.      Applicable Law

1.     Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a business development company in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the business development company (or a company controlled by such business development company) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a)8. Rule 17d-1, as made applicable to business development companies by Section 57(i), prohibits any person who is related to a business development company in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the business development company (or a company controlled by such business development company) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and an exemption has been granted by an order issued prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a business development

8 See Section 57(i) of the 1940 Act

company (or a controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.     Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a business development company or any person (other than the business development company itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a business development company (except the business development company itself and any person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a business development company in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

As discussed below, Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

The Commission and the Staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.9 However, in the case where a fund is advised by a primary investment adviser and such investment adviser engages an investment sub-adviser, the determination that the fund is “controlled by” the sub-adviser requires a close examination of the particular relationship between the adviser and the sub-adviser, including an evaluation of the particular contractual provisions. As discussed above, under Section 2(a)(9) of the 1940 Act, control is presumed when a person owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company. HMS Adviser is 100% indirectly owned by Hines Interests Limited Partnership, HMS Sub-Adviser is 100% owned by MSCC, MSCC owns no interest in Hines Interests Limited Partnership, and Hines Interests Limited Partnership owns no interest in MSCC. Therefore, MSCC does not control the Company through ownership. Moreover, under Section 2(a)(9), control is present when a party has the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In the case at hand, HMS Sub-Adviser is in contractual privity with HMS Adviser pursuant to the Sub-Advisory Agreement, which limits the role of HMS Sub-Adviser to those duties described in the Sub-Advisory Agreement. None of the duties described in the Sub-Advisory Agreement expressly or implicitly confer authority to HMS Sub-Adviser to change the Company’s Objectives and Strategies, to make any investment decision on behalf of the Company or HMS Adviser, to make decisions with respect to leverage or capital raising or to do any other act that could be considered a controlling influence over the management or policies of the Company or HMS Adviser. The primary decision-making authority with respect to the investment activities of the Company rests with HMS Adviser, who serves pursuant to the Advisory Agreement under the oversight of the Company Board. Under the Sub-Advisory Agreement, HMS Sub-Adviser has no discretion to make investments on behalf of the Company or otherwise bind the Company to make an investment in any prospective portfolio company. The Applicants have determined that, because HMS Sub-Adviser does not control the Company through ownership and does not exercise investment discretion on behalf of the Company, HMS Sub-Adviser does not control the Company.

D.     Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that each of the Company or MSCC falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis MSCC or the Company, respectively. Section 57(b) applies to any investment adviser to a business development company, including a sub-adviser. Therefore, HMS Sub-Adviser could be deemed to be related to the Company in a manner described by Section 57(b). MSCC controls HMS Sub-Adviser and therefore MSCC (or a Wholly-Owned Investment Subsidiary of MSCC) could be deemed to be related to the Company in a manner described by Section 57(b) and

9 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program with the Company.10

E.     Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in this Application, pursuant to Sections 57(i) and Rule 17d-1, to permit the Investing BDCs to participate in the Co-Investment Program. Applicants request that the requested order supersede and replace the Existing Order.

F.     Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.11 Although the various precedents involve different co-investment scenarios, including approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the business development company, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Sub-Advisory Agreement requires HMS Sub-Adviser to present each proposed Co-Investment Transaction to HMS Adviser, which has ultimate authority with respect to the Company’s investments, subject to receiving the requisite approval of the Company Board. In fact and as noted above, given the absence of HMS Sub-Adviser’s

10 As discussed above, Applicants do not believe that HMS Sub-Adviser controls the Company. However, if HMS Sub-Adviser were deemed to control the Company, then the Company could be deemed to be controlled by MSCC (a business development company) and related to MSCC in a manner described by Section 57(b) and, therefore, prohibited by Section 57(a)(4) and Rule 17d-1 from participating in joint transactions with MSCC.

11 Prospect Capital Corporation, et. al. (File No. 812-14199) Investment Company Act Release Nos. 30855 (notice) (Jan. 13, 2014) and 30909 (order) (Feb. 10, 2014); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Release Nos. 30769 (notice) (Oct. 28, 2013) and 30807 (order) (Nov. 25, 2013); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Release Nos. 30739 (notice) (Sept. 30, 2013) and 30754 (order) (Oct. 23, 2013); FS Investment Corporation, et. al. (File No. 812-13665), Investment Company Act Release Nos. 30511 (notice) (May 9, 2013) and 30548 (order) (June 4, 2013); Corporate Capital Trust, Inc., et. al (File No. 812-13844), Investment Company Act Release Nos. 30494 (notice) (April 25, 2013) and 30526 (order) (May 21, 2013); Gladstone Capital Corporation, et al. (File No. 812-13878), Investment Company Act Release Nos. 30125 (notice) (June 29, 2012) and 30154 (order) (July 26, 2012); Fidus Investment Corporation, et al. (File No. 812-13879), Investment Company Act Release Nos. 29974 (notice) (March 1, 2012) and 30012 (order) (March 27, 2012); Medley Capital Corporation, et al. (File No. 812-13787), Investment Company Act Release Nos. 29968 (notice) (Feb. 27, 2012) and 30009 (order) (Mar. 26, 2012); NGP Capital Resources Company, et al. (File No. 812-13695), Investment Company Act Release Nos. 29831 (notice) (Oct. 7, 2011) and 29860 (order) (Nov. 10, 2011); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Investment Company Act Rel. Nos. 28931 (notice) (Sep. 25, 2009) and 28982 (order) (Oct. 21, 2009); H&Q Healthcare Investors, et al. (File No. 812-13392), Investment Company Act Rel. Nos. 28426 (notice) (Sept. 30, 2008) and 28472 (order) (Oct. 28, 2008); and Main Street Capital Corporation, et. al. (File No. 812-13438), Investment Company Act Release Nos. 28265 (notice) (May 8, 2008) and 28295 (order) (June 3, 2008).

authority to bind the Company, on one hand, and the absence of an incentive on HMS Adviser’s part to place the interests of MSCC above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, HMS Sub-Adviser is not controlled or managed by insiders of the Company or HMS Adviser and has no authority or ability to bind the Company. Rather, in this instance, HMS Sub-Adviser recommends to HMS Adviser available investment opportunities on behalf of the Company. Thus, HMS Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by HMS Sub-Adviser. As a result, this fact considered in concert with the requirement of independent approval of each Co-Investment Transaction by the Required Majority of both the Investing BDC Boards makes the co-investment relief requested by this Application unique among the requests for co-investment relief that the Staff has approved and should make the approval of this Application and the Order significantly easier than previously approved co-investment applications given the absence of a conflict of interest by the investment adviser (i.e., HMS Adviser) that has the final approval right with respect to investments made by the Company.

G.     Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to business development companies by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a business development company is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that a Required Majority of each Investing BDC will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that each Investing BDC will be treated fairly and reasonably. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor either Investing BDC over the other through the allocation of investment opportunities between them. Because almost every attractive investment opportunity for one Investing BDC will also be an attractive investment opportunity for the other Investing BDC, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either of the Investing BDCs as opportunities arise. For each Potential Co-Investment Transaction, each Investing BDC will be offered the opportunity to participate in the Potential Co-Investment Transaction on the same terms and conditions and, if the aggregate amount recommended by the Advisers to be invested by the Investing BDCs exceeds the amount of the investment opportunity, the investment opportunity will be allocated between the Investing BDCs pro rata based on the ratio of each Investing BDC’s Available Capital for investment in the asset class being allocated to the aggregated Available Capital for investment for the asset class being allocated of both Investing BDCs, up to the amount proposed to be invested by each. Each Investing BDC would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions. Each Investing BDC would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Investing BDC and do not involve overreaching by any person concerned, including the Advisers. Applicants submit that the Investing BDCs’ participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of the other.

Applicants believe that the proposed conditions discussed below will ensure the protections of the stockholders of Investing BDCs and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the conditions, as outlined below, would ensure that the Investing BDCs would only invest in investments that are appropriate to the interests of stockholders and the investment needs and abilities of each of the Investing BDCs, as applicable. In addition, each of the Investing BDCs would be able to invest on equal footing with each other, including identical terms, conditions, price, class of securities purchased, settlement date and registration rights.

H.      Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Investing BDC that falls within the other Investing BDC’s then-current Objectives and Strategies,12 the Adviser(s) to an Investing BDC will make an independent determination of the appropriateness of the investment for the Investing BDC in light of the Investing BDC’s then-current circumstances. For the avoidance of doubt, if HMS Sub-Adviser refers a Potential Co-Investment Transaction to the Company, HMS Adviser will make an

12 “Objectives and Strategies” means an Investing BDC’s investment objectives and strategies, as described in the Investing BDC’s registration statement on Form N-2, other filings the Investing BDC has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the 1934 Act, as amended, and the Investing BDC’s reports to stockholders.

independent determination of the appropriateness of the investment itself in light of the Company’s then-current circumstances, and if HMS Adviser refers a Potential Co-Investment Transaction to MSCC, MSCC will make an independent determination of the appropriateness of the investment itself in light of MSCC’s then-current circumstances.

2. (a) If the Adviser(s) to an Investing BDC deems the Investing BDC’s participation in any Potential Co-Investment Transaction to be appropriate for the Investing BDC, the Adviser(s) to the Investing BDC will then determine an appropriate level of investment for the Investing BDC.

(b) If the aggregate amount recommended by the Adviser(s) to an Investing BDC to be invested in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Investing BDC, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated between the Investing BDCs pro rata based on the ratio of each Investing BDC’s Available Capital in the asset class being allocated to the aggregated Available Capital for the asset class being allocated of both Investing BDCs, up to the amount proposed to be invested by each. The Adviser(s) to an Investing BDC will provide the Eligible Directors of the Investing BDC, with information concerning each Investing BDC’s Available Capital to assist the Eligible Directors with their review of the Investing BDC’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser(s) to an Investing BDC will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Investing BDC, to the Eligible Directors of the Investing BDC for their consideration. The Investing BDCs will co-invest with one another only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of each Investing BDC concludes that:

(i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Investing BDC or its stockholders on the part of any person concerned;

(ii)         the Potential Co-Investment Transaction is consistent with:

(A) the interests of the Investing BDC’s stockholders; and

(B) the Investing BDC’s then-current Objectives and Strategies;

(iii)        the investment by the other Investing BDC would not disadvantage the Investing BDC, and the participation of the Investing BDC is not on a basis different from or less advantageous than that of the other Investing BDC; provided, that if one Investing BDC but not the other gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit a Required Majority of the Investing BDC from reaching the conclusions required by this condition 2(c)(iii), if:

(A) the Eligible Directors of the Investing BDC will have the right to ratify the selection of such director or board observer, if any;

(B) the Adviser(s) to an Investing BDC agrees to, and does, provide periodic reports to the Board of the Investing BDC with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Investing BDC or any affiliated person thereof, as applicable, receives in connection with the right of the Investing BDCs to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately between the Investing BDCs in accordance with the amount of each party’s investment; and

(iv)        the proposed investment by the Investing BDC would not benefit the other Investing BDC or any affiliated person of either of them (other than the parties to the Co- Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Section 57(k) of the 1940 Act; (c) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Investing BDC has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser(s) to an Investing BDC will present to the Board of the Investing BDC, on a quarterly basis, a record of all investments made by the other Investing BDC during the preceding quarter that fell within the Investing BDC’s then-current Objectives and Strategies that were not made available to the Investing BDC, and an explanation of why the investment opportunities were not offered to the Investing BDC. All information presented to the Investing BDC Board under this condition will be kept for the life of the Investing BDC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8, an Investing BDC will not invest in reliance on the Order in any issuer in which the other Investing BDC or any affiliated person of the other Investing BDC is an existing investor.

6. An Investing BDC will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Investing BDC as for the other Investing BDC. The grant to one Investing BDC, but not to the other, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If an Investing BDC elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction:

(i)	The Adviser(s) to the Investing BDC will notify the other Investing BDC of the proposed disposition at the earliest practical time; and

(ii)	The Adviser(s) to the other Investing BDC will formulate a recommendation as to participation by the other Investing BDC in the disposition.

(b) Each Investing BDC will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the other Investing BDC.

(c) An Investing BDC may participate in such disposition without obtaining prior approval of a Required Majority of the Investing BDC if: (i) the proposed participation of each Investing BDC in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Investing BDC Board has approved as being in the best interests of the Investing BDC the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Investing BDC Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, (i) the Adviser(s) to an Investing BDC will provide the Advisers’ written recommendation as to the Investing BDC’s participation in such disposition to the Eligible Directors of the Investing BDC and (ii) the Investing BDC will participate in such disposition solely to the extent that a Required Majority of the Investing BDC determines that it is in the Investing BDC’s best interests.

(d) Each Investing BDC will bear its own expenses in connection with any such disposition.

8. (a) If an Investing BDC desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired in a Co- Investment Transaction:

(i)	The Adviser(s) to the Investing BDC will notify the other Investing BDC of the proposed follow-on investment at the earliest practical time; and

(ii)	The Adviser(s) to the other Investing BDC will formulate a recommendation as to participation by the other Investing BDC in the follow-on investment.

(b) An Investing BDC may participate in such follow-on investment without obtaining prior approval of a Required Majority of the Investing BDC if: (i) the proposed participation of each Investing BDC in such follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; (ii) the Investing BDC Board has approved as being in the best interests of the Investing BDC the ability to participate in such follow-on investment on a pro rata basis (as described in greater detail in this Application); and (iii) the Investing BDC Board is provided on a quarterly basis with a list of all follow-on investments made in accordance with this condition. In all other cases, (i) the Adviser(s) to an Investing BDC will provide the Advisers’ written recommendation as to the Investing BDC’s participation in such follow-on investment to the Eligible Directors of the Investing BDC and (ii) the Investing BDC will participate in such follow-on investment solely to the extent that a Required Majority of the Investing BDC determines that it is in the Investing BDC’s best interests.

(c) If, with respect to any follow-on investment: (i) the amount of the follow-on investment is not based on the Investing BDCs’ outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the aggregate amount recommended by the Adviser(s) to an Investing BDC to be invested by the Investing BDCs in the same follow-on investment exceeds the amount of the opportunity; then the amount invested by each such party will be allocated between them pro rata based on the ratio of each Investing BDC’s Available Capital for investment in the asset class being allocated to the aggregated Available Capital for investment for the asset class being allocated of both Investing BDCs, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. The Eligible Directors of each Investing BDC will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the other Investing BDC that the Investing BDC considered but declined to participate in, so that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments that the Investing BDC considered but declined to participate in, comply with the conditions of the Order. In addition, the Eligible Directors of each Investing BDC will consider at least annually the continued appropriateness for the Investing BDC of participating in new and existing Co-Investment Transactions. All information presented to the Investing BDC Board under this condition will be kept for the life of the Investing BDC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10. Each Investing BDC will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority of the Investing BDC under Section 57(f).

11. No Independent Director of an Investing BDC will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of the other Investing BDC.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under an Investing BDC’s investment advisory agreements, be shared by the Investing BDCs with respect to a Co-Investment Transaction, in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 57(k) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Investing BDCs on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Investing BDCs based on the amount they invest in the Co-Investment Transaction. No Investing BDC or any affiliated person of the Investing BDC will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Investing BDCs, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Investing BDC’s investment advisory agreements).

14. The Advisers will each maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that HMS Adviser will be notified of all Potential Co-Investment Transactions that fall within the Company’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III.  PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application and the Notice and Order to:

Sherri W. Schugart

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Fax: (713) 966-7851

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

John A. Good, Esq. Morrison & Foerster LLP 2000 Pennsylvania Ave., N.W. Suite 6000 Washington, D.C. 20006-1888 Tel: (202) 778-1655 Fax: (202) 785-7567	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 383-0100 Fax: (202) 637-3593

B.   Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company Board pursuant to resolutions duly adopted by the Company Board effective as of December 15, 2011 (attached hereto as Exhibit B), by HMS Adviser’s general partner pursuant to resolutions duly adopted by HMS Adviser’s general partner effective as of December 27, 2012 (attached hereto as Exhibit C), by the MSCC Board pursuant to resolutions duly adopted by the MSCC Board effective as of March 6, 2012 (attached hereto as Exhibit D), and by the general partner, managers or board of directors, as applicable, of each of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., MSCII Equity Interest, LLC, and MSC Adviser I, LLC pursuant to resolutions duly adopted by the general partner, managers or board of directors, as applicable, of each of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., MSCII Equity Interest, LLC, and MSC Adviser I, LLC effective as of December 19, 2012 (except for MSC Adviser I, LLC, effective as of December 31, 2013) (attached hereto as Exhibit E). Each of the foregoing authorizations remains in effect. The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

Applicants have caused this Application to be duly signed on their behalf on the 24th day of February, 2014.

HMS INCOME FUND, INC.

By: /s/ Ryan T. Sims
Name: Ryan T. Sims
Title: Chief Financial Officer and Secretary

HMS ADVISER LP

By: HMS Adviser GP LLC, its general partner

By: /s/ Ryan T. Sims
Name: Ryan T. Sims
Title: Chief Financial Officer and Secretary

MAIN STREET CAPITAL CORPORATION

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CAPITAL PARTNERS, LLC

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET MEZZANINE FUND, LP

By: Main Street Mezzanine Management, LLC, its general partner

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CAPITAL II, LP

By: Main Street Capital II GP, LLC, its general partner

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET EQUITY INTERESTS, INC.

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MSCII EQUITY INTERESTS, LLC

By: Main Street Capital II, LP, its sole member

By: Main Street Capital II GP, LLC, its general partner

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MSC ADVISER I, LLC

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached exemptive application dated February 24, 2014 for and on behalf of Main Street Capital Corporation, Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., MSCII Equity Interests, LLC, and MSC Adviser I, LLC; that he is a Senior Vice President of Main Street Capital Corporation and the authorized person of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., MSCII Equity Interests, LLC, and MSC Adviser I, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jason Beauvais
Name: Jason B. Beauvais
Date: February 24, 2014

The undersigned states that he has duly executed the attached exemptive application dated February 24, 2014 for and on behalf of HMS Income Fund, Inc.; that he is the Chief Financial Officer and Secretary of HMS Income Fund, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan T. Sims
Name: Ryan T. Sims
Date: February 24, 2014

The undersigned states that he has duly executed the attached exemptive application dated February 24, 2014 for and on behalf of HMS Adviser LP; that he is the Chief Financial Officer and Secretary of HMS Adviser GP LLC, the general partner of HMS Adviser LP; and that all action by partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan T. Sims
Name: Ryan T. Sims
Date: February 24, 2014

EXHIBIT B

COMPANY BOARD RESOLUTIONS

The undersigned, being all of the members of the Board of Directors (the “Board”) of HMS Income Fund, Inc., a Maryland corporation (the “Corporation”), pursuant to § 2-408(c) of the Maryland General Corporation Law (the “MGCL”), in lieu of holding a special meeting of the Board, do hereby authorize, adopt and approve the following resolutions:

WHEREAS, pursuant to the Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Corporation is formed to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force, including conducting and carrying on the business of a business development company, subject to making an election under the Investment Company Act of 1940, as amended;

WHEREAS, the Board has considered and discussed the desirability and benefits to the Corporation of issuing and selling to the public in a continuous offering to the public (the “Offering”) up to 150,000,000 shares of the Corporation’s common stock (the “Shares”) at an initial offering price of $10.00 per share through Hines Securities, Inc., a dealer manager who will sell the Shares on best efforts basis; and

WHEREAS, after careful and due consideration, the Board has determined that it is in the best interests of the Corporation and any stockholders to authorize the Corporation and certain of its officers to take all necessary, advisable and prudent actions in connection with the implementation and consummation of the Offering.

Authority of Certain Officers of the Corporation

RESOLVED, that each of the Chief Executive Officer, the Chief Financial Officer and Chief Compliance Officer (the “Authorized Officers”) is authorized to sign and deliver any agreement in the name of the Corporation and to otherwise obligate the Corporation in any respect relating to matters of business of the Corporation, and to delegate such authority in his or her discretion, within budgets approved by the Board of the Corporation; and

Filing of Exemptive Relief Application

RESOLVED, that the Authorized Officers are, and each hereby is, authorized, empowered, and directed to execute and cause to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended, or any other applicable federal or state securities law, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Corporation; and

Miscellaneous

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to take any and all action that they may deem necessary, proper and/or advisable in order to carry out the intent and accomplish the purposes of the preceding resolutions; and

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to take any and all further action and execute, amend and deliver any and all documents or agreements which may be deemed necessary, proper and/or advisable in order to carry out the intent of the foregoing resolutions, and the execution and delivery of all such documents and agreements shall be deemed conclusive evidence of the approval and authorization by the Corporation of such acts; and

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to pay all fees and expenses as in their judgment shall be necessary, proper and/or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions; and

RESOLVED, that any and all actions heretofore or hereafter taken by such Authorized Officers, or any of them, in connection with matters to which the preceding resolutions and each of them relate, are hereby ratified, confirmed, and approved in all respects as the acts of the Corporation; and

RESOLVED, that an executed copy of this Unanimous Written Consent shall be filed with the minutes of the proceedings of the Board.

EXHIBIT C

HMS ADVISER RESOLUTIONS

The undersigned, HMS Adviser GP LLC (the “General Partner”), the general partner of HMS Adviser LP, a Texas limited partnership (the “Adviser”), does hereby authorize, adopt and approve the following resolutions by written consent:

Whereas, HMS Income Fund, Inc. (“HMS”) is an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”);

Whereas, HMS is managed by the Adviser pursuant to that certain Investment Advisory and Administrative Services Agreement, dated May 31, 2012, between the Adviser and HMS;

Whereas, HMS, the Adviser, Main Street Capital Corporation and certain of its affiliates named therein have filed an application for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Section 57(i) of the 1940 Act, as amended (the “Application”), authorizing certain joint transactions that otherwise may be prohibited by Section 57(a) of the 1940 Act, as described more fully in the Application (the “Co-Investment Relief”).

Now, Therefore, Be It

Resolved, that the Authorized Officers, as defined below, are authorized, empowered, and directed to execute and cause to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the 1940 Act or any other applicable federal or state securities law, as necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Adviser in its capacity as the investment adviser of HMS;

Resolved Further, that Ryan T. Sims, in his capacity as Secretary and Chief Financial Officer of the General Partner, and any officer of the General Partner or Hines Holdings, Inc., the general partner of Hines Interests Limited Partnership, the sole member of the General Partner, the general partner of the Adviser (each, an “Authorized Officer” and collectively, the “Authorized Officers”), hereby are authorized, empowered and directed, acting together or alone, to take any and all action that they may deem necessary, proper and/or advisable in order to carry out the intent and accomplish the purposes of the preceding resolutions;

Resolved Further, that the Authorized Officers, acting together or alone, hereby are authorized, empowered and directed to take any and all further action and execute, amend and deliver any and all documents or agreements which may be deemed necessary, proper and/or advisable in order to carry out the intent of the foregoing resolutions, and the execution and delivery of all such documents and agreements shall be deemed conclusive evidence of the approval and authorization by the Adviser of such acts;

Resolved Further, that the Authorized Officers, acting together or alone, hereby are authorized, empowered and directed to pay all fees and expenses as in their judgment shall be necessary, proper and/or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions; and

Resolved Further, that any and all actions heretofore or hereafter taken by the Authorized Officers, in connection with matters to which the preceding resolutions and each of them relate, including the execution and filing of the Application (File No. 812-14016) filed with the SEC on March 22, 2012 and Amendment No. 1 to the Application (File No. 812-14016) filed with the SEC on July 27, 2012, are hereby ratified, confirmed, and approved in all respects as the acts of the Adviser.

EXHIBIT D

MSCC BOARD RESOLUTIONS

WHEREAS, HMS Income Fund, Inc. (“HMS”) was formed for the purpose of succeeding by merger to the investment portfolio of HMS Income LLC (“Initial Fund”), a private investment fund, and, thereafter, to operate as an externally managed, non-diversified closed-end investment company that intends to file an election to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, HMS has filed a registration statement on Form N-2 (File No. 333-178548) with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, HMS will be managed by HMS Adviser LP, an indirect wholly owned affiliate of Hines (the “Adviser”), pursuant to an Investment Advisory and Administrative Services Agreement; and

WHEREAS, HMS will be sub-advised by the Main Street Capital Corporation (the “Company”) or Main Street Capital Partners, a wholly owned subsidiary of the Company (the “Sub-Adviser”), pursuant to an Investment Sub-Advisory Agreement, substantially in the form presented to the Board of Directors (the “Board”) of the Company (the “Sub-Advisory Agreement”); and

WHEREAS, given that the Company and HMS have similar investment strategies, they expect to file an application for an order of the SEC pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a) of the 1940 Act, substantially in a form reviewed by the Board (the “Co-Investment Relief”); and

WHEREAS, the members of the Board believe it is advisable and in the best interest of the Company for the Company to seek the Co-Investment Relief.

NOW, THEREFORE, BE IT

RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Board or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolution; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer, Senior Vice President—Finance and Administration and Treasurer and the Vice President and General Counsel.

EXHIBIT E

HMS SUB-ADVISER, PARTNERS, SBIC FUNDS, AND MSCC BLOCKER

SUBSIDIARIES RESOLUTIONS

HMS Sub-Adviser Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including MSC Adviser I, LLC, a Delaware limited liability company (the “Company”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

Partners Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Capital Partners, LLC, a Delaware limited liability company (the “Company”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

SBIC Fund I Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Mezzanine Fund, LP, a Delaware limited partnership (“MSMF”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, Main Street Mezzanine Management, LLC, a Delaware limited liability company (the “Company”), is the general partner of MSMF; and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company and MSMF to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company and MSMF, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company and MSMF, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company and MSMF as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

SBIC Fund II and MSCII Equity Interests, LLC Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Capital II, LP, a Delaware limited partnership (“MSCII”), and MSCII Equity Interests, LLC, a Delaware limited liability company (the “MSCII Blocker”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, Main Street Capital II GP, LLC, a Delaware limited liability company (the “Company”), is the general partner of MSCII, and MSCII is the sole member of MSCII Blocker; and

WHEREAS, the Managers (the “Managers”) of the Company believe it is advisable and in the best interest of the Company, MSCII and MSCII Blocker to seek the Co-Investment Relief, substantially in a form reviewed by the Managers.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, MSCII and MSCII Blocker, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Managers; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, MSCII and MSCII Blocker, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Managers or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company, MSCII and MSCII Blocker as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be any Senior Managing Director, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.

Main Street Equity Interests, Inc. Resolutions

WHEREAS, HMS Income Fund, Inc. (“HMS”), Main Street Capital Corporation (“Main Street”) and certain wholly owned subsidiaries of Main Street, including Main Street Equity Interests, Inc., a Delaware corporation (the “Company”), are seeking an exemptive order from the SEC authorizing certain joint transactions among such parties that otherwise may be prohibited by the Investment Company Act of 1940 (the “Co-Investment Relief”); and

WHEREAS, the Board of Directors (the “Board”) of the Company believes it is advisable and in the best interest of the Company to seek the Co-Investment Relief, substantially in a form reviewed by the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Board or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolutions; and

 FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be the Chief Executive Officer, the President, any Executive Vice Chairman, the Chief Financial Officer, any Executive Vice President, any Senior Vice President and the General Counsel.